UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 14, 2025

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatra Online, Inc. (the “Company”) plans to hold its 2025 Annual General Meeting (the “Annual General Meeting”) on Monday, December 08, 2025, at 6:00 P.M, local time, at the Company’s India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on or about November 18, 2025, the Company will mail a Notice of Annual General Meeting and accompanying proxy statement to the Company’s shareholders of record as of November 13, 2025, copies of which are attached hereto and incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice of Annual General Meeting and Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 14, 2025	By:	/s/ DHRUV SHRINGI
Dhruv Shringi
Chief Executive Officer